Monterey Capital Acquisition Corporation

419 Webster Street

Monterey, CA 93940

May 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Lewis
Isaac Esquivel
Ronald E. Alper
Pam Howell

Re:	Monterey Capital Acquisition Corporation
Amendment No. 4 to Registration Statement on Form S-4
Filed May 3, 2024
File No. 333-276182

Ladies and Gentlemen:

This letter sets forth the response of Monterey Capital Acquisition Corporation (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 13, 2024, with respect to the above reference Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 4 to Registration Statement on Form S-4 filed May 3, 2024

What voting power will current MCAC stockholders ....?, page 9

1.	We note the addition of Meteora to the table on pages 9 and in response to prior comment 1. Please revise the footnote disclosure to clearly state, as you did in the prior amendment, that "any purchases of shares by Meteora pursuant to the Forward Purchase Agreement could potentially result in less cash available to the Combined Company than if such shares had been redeemed by MCAC."

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on pages 8, 9, 10 and 11 of the Amended Registration Statement.

Material U.S. Federal Income Tax Consequences, page 159

2.	We note the revisions made in response to prior comment 3 and we partially reissue the comment. As previously requested, please revise the discussion of the tax consequences to ConnectM stockholders to clearly disclose the specific tax consequences of the transaction qualifying as a reorganization. Currently the disclosure states that "A U.S. Holder should not recognize gain or loss upon the exchange of ConnectM capital stock for MCAC Common Stock pursuant to the Business Combination." However, we note that the opinion is a "will" opinion. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 152 of the Amended Registration Statement.

General

3.	We note the revisions made in response to prior comment 3. Please clarify what you mean when you state "there is substantial doubt we will continue as a going concern" if you are unable to regain compliance with the listing standards.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on the cover page and pages 13, 21, 46 and 164 of the Amended Registration Statement to remove this disclosure.

4.	Please update the disclosure throughout the prospectus as of the most recent practicable date. For example, we note that the beneficial ownership information beginning on page 242 is as of December 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure throughout the Amended Registration Statement to be as of the most recent practicable date.

*****

Sincerely,

MONTEREY CAPITAL ACQUISITION CORP

/s/ Bala Padmakumar
Name:	Bala Padmakumar
Title:	Chief Executive Officer